Filed by Microsemi Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: PMC-Sierra, Inc.

Commission File No: 000-19084

MICROSEMI FINANCIAL CONTACT: John W. Hohener

Executive Vice President and CFO

Phone: (949) 380-6100

MICROSEMI INVESTOR CONTACT: Robert C. Adams

Vice President of Corporate Development

Phone: (949) 380-6100

Microsemi Corporation Provides Acquisition and Business Updates;

Announces the Expiration of the HSR Waiting Period

ALISO VIEJO, Calif. —Jan. 11, 2016—Microsemi Corporation (Nasdaq: MSCC) ("Microsemi"), today announced that with the pricing of the $450 million senior notes offering, and its credit facility commitments, it has successfully obtained financing commitments to close the acquisition of PMC-Sierra. The current blended interest rate on transaction borrowings is approximately 5.4 percent with a projected debt to pro forma EBITDA of 4.5x. Subject to the completion of the exchange offer, Microsemi expects to close the acquisition on Friday, January 15, 2016.

“We are excited about this powerful strategic combination and the significant earnings potential that it will provide to our shareholders,” said James J. Peterson, Microsemi’s chairman and CEO. “The addition of PMC puts Microsemi into the top 10 of the analog mixed signal peer group, with close to $2 billion in pro forma revenues and over $600 million in pro forma EBITDA after synergies for the fiscal year ended September 2015.”

The company reaffirmed the previously announced $100 million in expected synergies associated with the transaction, $75 million of which is expected to be realized in the first full quarter of the combined operations.

Business update

Microsemi today updated its revenue guidance for the first quarter of fiscal 2016. The company anticipates its first fiscal quarter revenue to be near the high end of Microsemi's revenue guidance it provided on November 5, 2015 as part of its fourth fiscal quarter earnings release. The company had previously guided a revenue range of $325 to $329 million. Microsemi expects to report its results on January 28, 2015 at 1:45 p.m. PST.

Expiration of HSR Waiting Period

The company also announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) occurred at 11:59 p.m. EST on January 8, 2016, in connection with the previously announced merger agreement under which Microsemi will acquire PMC for $9.22 in cash and 0.0771 of a share of Microsemi common stock for each share of PMC common stock through an exchange offer followed by a merger of a wholly owned subsidiary of Microsemi with and into PMC.

The closing of the transaction remains subject to other customary closing conditions, including the effectiveness of Microsemi’s Registration Statement on Form S-4, which was initially filed with the SEC on December 16, 2015 and as amended on January 4, 2016, and the tender of a majority of the outstanding shares of PMC common stock. Subject to the satisfaction of the other conditions to closing, the transaction is expected to close on January 15, 2016.

About Microsemi

Microsemi Corporation (Nasdaq: MSCC) offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and synchronization devices and precise time solutions, setting the world's standard for time; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Ethernet solutions; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, Calif., and has approximately 3,600 employees globally. Learn more at www.microsemi.com.

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Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

Forward-Looking Statements

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi. The forward-looking statements in this release address a variety of subjects including, for example, statements regarding Microsemi’s offer to acquire PMC-Sierra Inc. (“PMC”), its financing and the expected timing of the proposed transaction, the potential benefits of the acquisition (including the potentially accretive and synergistic benefits), Microsemi’s expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the ultimate outcome of any possible transaction between Microsemi and PMC, including the possibilities that Microsemi will not pursue a transaction with PMC or that PMC will reject a transaction with Microsemi; that customary closing conditions to the completion of the financings and the transaction have been satisfied; if a transaction between Microsemi and PMC were to occur, the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination of Microsemi and PMC, including the combined company’s future financial condition, operating results, strategy and plans; negative or worsening worldwide economic conditions or market instability; downturns in the highly cyclical semiconductor industry; our ability to successfully implement our acquisitions strategy or integrate other acquired companies; uncertainty as to the future profitability of acquired businesses, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions; acquiring, managing and integrating new operations, businesses or assets, and the associated diversion of management attention or other related costs or difficulties; Microsemi's reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; risks related to the company's international operations and sales, including political instability, trade restrictions and sanctions, restrictions in the transfer or repatriation of funds, currency fluctuations and availability of transportation services; potential non-realization of expected orders or non-realization of backlog; failure to make sales indicated by the company's book-to-bill ratio; intense competition in the semiconductor industry and resultant downward price pressure; the effect of events such as natural disasters and related disruptions on our operations; the concentration of the factories that service the semiconductor industry; delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities; our dependence on third parties for key functions; increases in the costs of credit and the availability of credit or additional capital only under more restrictive conditions or not at all; changes to laws or regulations; unanticipated changes in Microsemi's tax obligations, results of tax examinations or exposure to additional income tax liabilities; changes in generally accepted accounting principles; principal, liquidity and counterparty risks related to Microsemi's holdings in securities; inability to develop new technologies and products to satisfy changes in customer demand or the development by the company's competitors of products that decrease the demand for Microsemi's products; unfavorable or declining conditions in end markets; inability of Microsemi's compound semiconductor products to compete successfully with silicon-based products; production delays related to new compound semiconductors; variability of the company's manufacturing yields; potential effects of system outages; inability by Microsemi to fulfill customer demand and resulting loss of customers; variations in customer order preferences; difficulties foreseeing future demand; rises in inventory levels and inventory obsolescence; environmental or other regulatory matters or litigation, or any matters involving contingent liabilities or other claims; the uncertainty of litigation, the costs and expenses of litigation, the potential material adverse effect litigation could have on Microsemi's business and results of operations if an adverse determination in litigation is made, and the time and attention required of management to attend to litigation; difficulties in determining the scope of, and procuring and maintaining, adequate insurance coverage; difficulties and costs of protecting patents and other proprietary rights; the hiring and retention of qualified personnel in a competitive labor market; any circumstances that adversely impact the end markets of acquired businesses; and difficulties in closing or disposing of operations or assets or transferring work, assets or inventory from one plant to another. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in Microsemi's most recent Form 10-K and any subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors may be identified from time to time in Microsemi's future filings. The forward-looking statements included in this release speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances. Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of certain items that have been excluded from the forward-looking non-GAAP measures, and a reconciliation to the comparable GAAP guidance has not been provided because certain factors that are materially significant to Microsemi's ability to estimate the excluded items are not accessible or estimable on a forward-looking basis.

Additional Information and Where to Find It

This document relates to a pending business combination transaction between Microsemi and PMC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. On December 16, 2015, Microsemi filed a registration statement on Form S-4 (including a prospectus/offer to exchange, a related letter of transmittal and other exchange offer documents) related to the transaction with the SEC, as amended January 4, 2016, and may file additional amendments thereto. Also, on December 16, 2015, Microsemi and a wholly-owned subsidiary of Microsemi filed a tender offer statement on Schedule TO, as amended on January 4, 2016, related to the transaction with the SEC and may file additional amendments thereto. Also on December 16, 2015, PMC filed a recommendation statement on Schedule 14D-9 with the SEC and may file amendments thereto. PMC and Microsemi may also file other documents with the SEC regarding the transaction. This document is not a substitute for the registration statement, Schedule TO, Schedule 14D-9 or any other document which PMC or Microsemi may file with the SEC in connection with the transaction. Investors and security holders are urged to read the registration statement, the Schedule TO (including the prospectus/offer to exchange, related letter of transmittal and other exchange offer documents), the recommendation statement on Schedule 14D-9 and the other relevant materials with respect to the transaction carefully and in their entirety before making any investment decision with respect to the transaction, because they contain important information about the transaction.

Source: Microsemi Corporation